

April 26, 2013

Via U.S. Mail
George Morris
Chief Executive Officer
Internet Infinity, Inc.
220 Nice Lane #108
Newport Beach, CA 92659

> **Re:** **Internet Infinity, Inc.**
> **Form 8-K**
> **Filed April 24, 2013**
> **File No. 0-27633**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please revise your disclosure in the second and eighth paragraphs to state that the report of Kinross-Kennedy on your financial statements for each of the past two years contained an explanatory paragraph describing an uncertainty about your ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2. Please revise your disclosure in the third and eighth paragraphs to state whether during your two most recent fiscal years and any subsequent interim period preceding the dismissal of Kinross-Kennedy there were any disagreements with Kinross-Kennedy on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of Kinross-Kennedy, would have caused it to make a reference to the subject matter of the disagreement in connection with its report.

3. We note that you intend to file Exhibit 16 by amendment. Please note that you should file an updated letter from Kinross-Kennedy in the amendment filed in response to our comment. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief